Amaze Holdings, Inc.

150 Paularino Avenue, Suite D-200

Costa Mesa, CA 92626

February 25, 2026

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:	Amaze Holdings, Inc.
Registration Statement on Form S-1
File No. 333-293428

Ladies and Gentlemen:

In accordance with Rule 461 promulgated pursuant to the Securities Act of 1933, Amaze Holdings, Inc. is hereby requesting that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 9:30 A.M. EST on February 26, 2026, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact either Brian Bernstein or Michael Harris, our legal counsel at (561) 686-3307.

Very truly yours,

/s/ Joel Krutz
Joel Krutz
Chief Financial Officer

cc:

Brian S. Bernstein, Esq.

Michael D. Harris, Esq.